IIOT-OXYS, INC.

705 Cambridge St.

Cambridge, MA 02141

December 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Abramson

Re:	IIOT-OXYS, Inc. Registration Statement on Form S-1 Filed December 3, 2021 File No. 333-261484

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of IIOT-OXYS, Inc., a Nevada corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 3:30 P.M., Eastern Time, on December 13, 2021, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com). Thank you in advance for your assistance.

Very truly yours,

IIOT-OXYS, Inc.

By:	/s/ Clifford L. Emmons
Name:	Clifford L. Emmons
Title:	Chief Executive Officer

cc:	Brian Higley, Esq., Business Legal Advisors, LLC